Morgan Crucible

2nd January 2008

08000206

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Assistant Company Secretary

Enclosure

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

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RECEIVED

2008 JAN 15 A 3:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	07:01 24-Dec-07
Number	5895K

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE
3.	Name of person discharging managerial responsibilities/director MR MARK ROBERTSHAW	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 25P
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them MR MARK ROBERTSHAW	8.	State the nature of the transaction SHARE PURCHASE
9.	Number of shares, debentures or financial instruments relating to shares acquired 20,000	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.007%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction	14.	Date and place of transaction

	201.91p		21ST DECEMBER 2007
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 52,000 SHARES 0.019%	16.	Date issuer informed of transaction 21ST DECEMBER 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries MRS TRACEY BIGMORE TEL: 07976 519790

Name of authorised official of issuer responsible for making notification
MRS TRACEY BIGMORE
Date of notification 24TH DECEMBER 2007

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR

			9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE
3.	Name of person discharging managerial responsibilities/director MR KEVIN JEREMY DANGERFIELD	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 25P
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them MR KEVIN JEREMY DANGERFIELD	8.	State the nature of the transaction SHARE PURCHASE
9.	Number of shares, debentures or financial instruments relating to shares acquired 10,000	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.004%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 202p	14.	Date and place of transaction 21ST DECEMBER 2007
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 23,534 SHARES 0.009%	16.	Date issuer informed of transaction 21ST DECEMBER 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the	20.	Description of shares or debentures involved

	option N/A		(class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries MRS TRACEY BIGMORE TEL: 07976 519790

Name of authorised official of issuer responsible for making notification
MRS TRACEY BIGMORE
Date of notification 24TH DECEMBER 2007

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	13:02 24-Dec-07
Number	6434K

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE
3.	Name of person discharging managerial responsibilities/director MR MARK ROBERTSHAW	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 25P
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them MR MARK ROBERTSHAW	8.	State the nature of the transaction VESTING AND PARTIAL SALE OF SHARES TO COVER TAX LIABILITIES UNDER A 2004 LTIP AWARD
9.	Number of shares, debentures or financial instruments relating to shares acquired 283,944	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.103%
11.	Number of shares, debentures or financial instruments relating to shares disposed 116,942	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.042%

13.	Price per share or value of transaction 201.063p	14.	Date and place of transaction 24TH DECEMBER 2007
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 219,002 SHARES 0.079%	16.	Date issuer informed of transaction 24TH DECEMBER 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries MRS TRACEY BIGMORE TEL: 07976 519790

Name of authorised official of issuer responsible for making notification
MRS TRACEY BIGMORE
Date of notification 24TH DECEMBER 2007

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR

	THE MORGAN CRUCIBLE COMPANY PLC		3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE
3.	Name of person discharging managerial responsibilities/director MR PAUL ANDREW BOULTON	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 25P
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them MR PAUL ANDREW BOULTON	8.	State the nature of the transaction VESTING AND PARTIAL SALE OF SHARES TO COVER TAX LIABILITIES UNDER A 2004 LTIP AWARD
9.	Number of shares, debentures or financial instruments relating to shares acquired 53,002	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.019%
11.	Number of shares, debentures or financial instruments relating to shares disposed 21,829	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.0079%
13.	Price per share or value of transaction 201.063p	14.	Date and place of transaction 24TH DECEMBER 2007
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 31,173 SHARES 0.011%	16.	Date issuer informed of transaction 24TH DECEMBER 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable

	N/A		N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries MRS TRACEY BIGMORE TEL: 07976 519790

Name of authorised official of issuer responsible for making notification
MRS TRACEY BIGMORE
Date of notification 24TH DECEMBER 2007

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Total Voting Rights
Released	12:45 02-Jan-08
Number	9200K

The Morgan Crucible Company plc
Total Voting Rights – Month-End Notification

In conformity with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1, we would like to notify the market of the following:

As at 31st December 2007 the issued share capital of The Morgan Crucible Company plc consisted of 276,414,074 25p Ordinary Shares with voting rights, and 437,281 Cumulative Preference Shares (125,327 5.5% Cumulative First Preference Shares of £1.00 each and 311,954 5% Cumulative Second Preference Shares of £1.00 each), with no voting rights, save in specified limited circumstances. No shares were held in Treasury.

Each Ordinary Share carries the right to one vote in relation to all circumstances at general meetings of ordinary shareholders of The Morgan Crucible Company plc.

Therefore, as at the above date, the total number of shares with voting rights in The Morgan Crucible Company plc was 276,414,074.

The above figure 276,414,074 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Directorate Change
Released	15:01 02-Jan-08
Number	9353K

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number:9353K
Morgan Crucible Co PLC
02 January 2008

BOARD AND MANAGEMENT CHANGES

The Board of Morgan Crucible Company plc announces that Mr Mark Lejman, Chief Executive of the Morgan Carbon division, will step down from the Board with effect from today.

Mr. Lejman joined Morgan Crucible as Chief Executive Officer for the Morgan Carbon division in March 2004. He has been with Morgan through a period of extensive change. During his tenure substantial progress has been achieved both organically and through acquisition. We thank him for his efforts and strong commitment and wish him well for the future.

With effect from today, Don Klas takes up the position of Chief Executive Officer of the Morgan Carbon division. Don will report directly to Mark Robertshaw, CEO of Morgan Crucible plc, and will also join the Group Executive Committee.

Don joined the Group in 1980 as a plant engineer and has over a quarter of a century of experience with Morgan's Carbon business. In his previous role as of CEO Carbon Americas, Don was responsible for 50% of the total sales revenue for the Carbon division.

Enquiries:

Paul Boulton, The Morgan Crucible Company plc 01753 837308

Robin Walker, Finsbury Group 020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

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Morgan Crucible

21st December 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

RECEIVED 2008 JAN 15 A 3:13 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Assistant Company Secretary

Enclosure

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Blocklisting Interim Review
Released	13:20 18-Dec-07
Number	1811K

BLOCK LISTING SIX MONTHLY RETURN

Date: 18th December 2007

Name of *applicant*:		The Morgan Crucible Company plc		
Name of scheme:		The Morgan Crucible Executive Share Option Scheme 2004		
Period of return:	From:	15.06.2007	To:	14.12.2007
Balance of unallotted securities under scheme(s) from previous return:		4,182,500		
Plus: The amount by which the block scheme (s) has been increased since the date of the last return (if any increase has been applied for):		Nil		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,182,500		

Name of contact:	Mrs T. A. Bigmore
Telephone number of contact:	01753 837222

BLOCK LISTING SIX MONTHLY RETURN

Date: 18th December 2007

Name of *applicant*:		The Morgan Crucible Company plc		
Name of scheme:		The Morgan Executive Share Option Scheme 1995		
Period of return:	From:	15.06.2007	To:	14.12.2007
Balance of unallotted securities under scheme(s) from previous return:		2,765,618		
Plus: The amount by which the block scheme (s) has been increased since the date of the last return (if any increase has been applied for):		Nil		
Less: Number of *securities* issued/allotted		Nil		

under scheme(s) during period (see LR3.5.7G):	
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	2,765,618

Name of contact:	Mrs T. A. Bigmore
Telephone number of contact:	01753 837222

BLOCK LISTING SIX MONTHLY RETURN

Date: 18th December 2007

Name of *applicant*:		The Morgan Crucible Company plc		
Name of scheme:		Savings Related Share Option Scheme for Employees in Germany		
Period of return:	From:	15.06.2007	To:	14.12.2007
Balance of unallotted securities under scheme(s) from previous return:		410,518		
Plus: The amount by which the block scheme (s) has been increased since the date of the last return (if any increase has been applied for):		Nil		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		142,093		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		268,425		

Name of contact:	Mrs T. A. Bigmore
Telephone number of contact:	01753 837222

BLOCK LISTING SIX MONTHLY RETURN

Date: 18th December 2007

Name of *applicant*:		The Morgan Crucible Company plc		
Name of scheme:		The Morgan Sharesave Scheme		
Period of return:	From:	15.06.2007	To:	14.12.2007
Balance of unallotted securities under scheme(s) from previous return:		2,161,479		
Plus: The amount by which the block scheme (s) has been increased since the date of the last return (if any increase has been applied for):		Nil		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil		
Equals: Balance under scheme(s) not yet		2,161,479		

Issued/allotted at end of period:	

Name of contact:	Mrs T. A. Bigmore
Telephone number of contact:	01753 837222

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Acquisition
Released	07:00 21-Dec-07
Number	4355K

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number:4355K
Morgan Crucible Co PLC
21 December 2007

The Morgan Crucible Company plc ("Morgan Crucible") agrees to acquire the Technical Ceramics businesses of Carpenter Technology Corporation for US$147 million

Morgan Crucible is pleased to announce that it has agreed to acquire two technical ceramics businesses, Certech and Carpenter Advanced Ceramics, from Carpenter Technology Corporation of the US. The businesses will be acquired on a cash and debt free basis for a cash consideration of US$147 million (c. £73 million).

Certech manufactures a broad range of complex injection moulded ceramic components. Certech is the global number one independent manufacturer of these consumable parts, which are used during the investment casting of turbine blades and vanes for aerospace engines and industrial gas turbines, and some high end industrial castings. The business also manufactures a range of other porous ceramics and various foundry supplies. Certech has seven plants in the US, UK and Mexico and has approximately 750 employees.

Carpenter Advanced Ceramics is a manufacturer of engineered ceramics products very similar to those of our existing Technical Ceramics operations. It sells high purity alumina and zirconia structural ceramic components for a variety of applications and industries and is a world leader in zirconia ceramics. It operates two plants, one in the US and one in Australia, and has approximately 150 employees.

Both acquisitions are strongly aligned with the Group's existing core ceramic technology and with its strategic priorities of focusing on higher growth, higher margin, less economically cyclical markets. Following completion, Certech and Carpenter Advanced Ceramics will become part of Morgan Crucible's Technical Ceramics division.

In the financial year ended 30th June 2007 Certech and Carpenter Advanced Ceramics in aggregate reported US$91 million (c. £45 million) of revenue, an underlying operating profit margin of over 15% and profit before tax of US$14.3 million (c. £7.1 million). The acquisition will be immediately accretive to the Group's operating profit margin and to its earnings per share, adding c.0.5 pence in 2008.*

Mark Robertshaw, Chief Executive Officer of Morgan Crucible, said: "Today's acquisitions are in-line with our strategic priority of focusing on higher growth, higher margin, less economically-cyclical markets. They also enhance our high value-added offering to customers and reinforce the standing of our Technical Ceramics division as a global market leader in its chosen fields. The strength of our balance sheet has afforded us the flexibility to seek such value accretive acquisitions. Our Group overall order book remains robust and the outlook for top line and margin growth is positive."

Andrew Hosty, Chief Executive Officer of the Technical Ceramics division said:

"This is an exciting addition to our Technical Ceramics business. It supports our goal of delivering mid-teen margins and increases our presence in the growing aerospace sector."

Enquiries:

Victoria Gould, The Morgan Crucible Company plc	01753 837306
Robin Walker / Clare Strange, Finsbury	020 7251 3801

Note for Class 2 purposes:

As at 30th June 2007, Certech and Carpenter Advanced Ceramics had combined gross assets of $58.2 million (c £28.9 million).

The closing of the transaction is subject to obtaining certain regulatory clearances which are expected to be completed in early 2008.

* Nothing in this announcement constitutes a profit forecast, and the impact of these acquisitions on Morgan Crucible's earnings per share and operating profit margin in 2008 is not the only factor likely to give rise to a change from the figures reported in the previous financial period.

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